Exhibit 99.1
Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML Discloses Results of Annual General Meeting of Shareholders
VELDHOVEN, the Netherlands, April 20, 2011 — ASML Holding NV (ASML) today announces the results of its Annual General Meeting of Shareholders held on April 20, 2011.
The General Meeting of Shareholders adopted ASML’s statutory financial statements for the financial year 2010.
In addition, the General Meeting of Shareholders approved the following items:
•	Discharge of the members of the Board of Management and the Supervisory Board from liability for their responsibilities in the financial year 2010.

•	Proposal to adopt a 2010 dividend of EUR 0.40 per ordinary share of EUR 0.09.

•	Proposal to amend the Articles of Association of the Company.

•	The maximum number of stock options, respectively shares, for employees.

•	The re-appointment of Messrs. Siegle and Westerburgen as members of the Supervisory Board effective April 20, 2011.

•	Proposal to adjust the remuneration of the Supervisory Board.

•	Proposal to authorize the Board of Management for a period of 18 months from April 20, 2011: (i) to issue shares or rights to subscribe for shares in the capital of the Company, limited to 5 percent of the issued share capital of the Company at the time of the authorization; (ii) to issue an additional 5 percent of the issued share capital only in connection with mergers and/or acquisitions; and (iii) to authorize the Board of Management to restrict or exclude the pre-emption rights in connection with any such issuance, all subject to the approval of the Supervisory Board.

•	Proposal to extend the existing authority of the Board of Management to acquire through October 20, 2012 a maximum of 30% of ASML’s outstanding share capital, subject to the approval of the Supervisory Board. The shares can be acquired at a price between the nominal value of the shares acquired and 110 percent of the average market price for these securities on Euronext Amsterdam or Nasdaq Global Select Market. The AGM also authorized the cancellation of up to 20% of the outstanding share capital of ASML as of April 20, 2011.
The following subjects were also discussed at the General Meeting of Shareholders:
•	The Company’s business, financial situation and sustainability.

•	ASML’s Corporate Governance and 2010 Remuneration Report.

•	ASML’s reserves and dividend policy.

•	Composition of the Supervisory Board in 2012: Mr. O. Bilous, Mr. F.W. Fröhlich and Mr. A.P.M. van der Poel will retire by rotation in 2012.

•	The presentation given at the Annual General Meeting of Shareholders and the recording of an audio webcast are available at www.asml.com.

About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 7,400 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com